08000058

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

SUPPL

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

> **Filing made by Indofood Agri Resources Limited to the Singapore Stock Exchange, in relation to its announcement on Completion of Tender Offer for the remaining shares in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk. ("Lonsum"), attached with the press release issued by Lonsum.**

Dated this 17th day of December, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

Miscellaneous	
* Asterisks denote mandatory information	

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	MAK MEI YOOK
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	17-Dec-2007 12:46:10
Announcement No.	00027

>> Announcement Details

The details of the announcement start here ...

Announcement Title *	Completion of Tender Offer - Proposed Acquisition of a Majority Interest in PT Perusahaan Perkebunan London Sumatra Indonesia TBK
Description	See attached.
Attachments:	AnnTOCompletion.pdf Total size = **131K** (2048K size limit recommended)

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IndoAgri

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

ANNOUNCEMENT

Terms and references used in this announcement which have not been defined herein bear the same meaning as ascribed to them in the circular to shareholders of Indofood Agri Resources Ltd. (the "**Company**") dated 2 October 2007.

The Board of Directors of the Company refers to its announcements on 22 November 2007 and 23 November 2007 in relation to the announcement by PT Salim Ivomas Pratama ("**PT SIMP**") of the Tender Offer Statement.

As stated in the Tender Offer Statement (which was attached to the Company's announcement dated 22 November 2007), the tender offer period ended on 5 December 2007, with acceptances totaling 135,502 Lonsum Shares representing approximately 0.01% of Lonsum's existing issued share capital. The payment of the tender offer price of Rp6,900 per Lonsum Share was made on 14 December 2007. With such acceptances, the Group's shareholding interest in Lonsum has increased from approximately 64.41% to approximately 64.42% of Lonsum's existing issued share capital. Please also refer to the attached press release dated 14 December 2007 issued by Lonsum on the results of its extraordinary general meeting which was held on 14 December 2007 in relation to the amendment of its Articles of Association as well as the change of composition of the Board of Directors and the Board of Commissioners of Lonsum.

By Order of the Board of the Company

Mark Julian Wakeford
Chief Executive Officer and Executive Director
17 December 2007

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

LONSUM

Press Release

Extraordinary General Meeting of Shareholders of PT. PP London Sumatra Indonesia Tbk

Placed at Wisma Indocement, Jakarta, on 14 December 2007, has been convened the Extraordinary General Meeting of Shareholders (the "EGMS") of PT. PP London Sumatra Indonesia Tbk, which agendas were as follows:

1. Amendment to the articles of association of the Company to be made in line with the Law No. 40 of 2007 concerning Limited Liability Company; and
2. Change of composition of the Board of Directors and the Board of Commissioners.

EGMS has been adopted the following resolutions:

1. Approved the amendment to the articles of association of the Company to be made in line with the Law No. 40 of 2007 concerning Limited Liability Company; and
2. Approved the change of composition of the Board of Directors and the Board of Commissioners, as follows:

BOARD OF COMMISSIONERS

President Commissioner	: Susanto Suwarto
Vice Presiden Commissioner	: Fofo Sariaatmadja
Commissioner	:Tengku Alwin Aziz
	Rachmat Soebiapradja.
	Benny Setiawan Santoso
	Yohannes Hardian Purawimala Widjonarko

BOARD OF DIRECTORS

Persident Director	: Eddy Kusnadi Sariaatmadja
Director	: Joefly Joesoef Bahroeny
	: Jay Geoffrey Wacher
	: Bryan John Dyer
	: Paulus Moleonoto
	: Tjhie Tje Fie
	: Mark Wakeford

LONSUM

The previous composition of the Board of Directors and the Board of Commissioners of the Company prior to EGMS 2007 was as follows:

Presiden Komisaris	: Susanto Suwarto
Wakil Presiden Komisaris	: Fofo Sariaatmadja
Komisaris	: Mark Howard Carnegie
	Tengku Alwin Aziz
	Rachmat Soebiapradja
Presiden Direktur	: Eddy Kusnadi Sariaatmadja
Direktur	: Jay Geoffrey Wacher
	Joefly Joesoef Bahroeny
	Arsyad Lahabu
	Bryan John Dyer
	Zafril Ansgar Hamzah

"the EGMS 2007 has been resolved to terminate with honor all members of the Board of Directors and the Board of Commissioners and express the Company's gratitude for their services in the Company and granted a release and discharge for their responsibilities *(acquit et de charge)* upon their management and supervision undertakings during their term of office so long as their undertakings are reflected in books or records of the Company", said Duddy Pramudyanto, Coporate Communication Head Lonsum.

"Added further by Duddy, " with the new composition of the Board of Directors and the Board of Commissioners of the Company, vision and mission of the Company will be continued, i.e: to become a prestigious Company in Agro business industry and maintain our commitment to increase shareholders value, and maintain sustainable growth, converging crop diversification production and preserve the efficiency of estate operational and logistic".

Lonsum is one of the oldest agro business companies in Indonesia and at present has owned estates located in more than 48 locations. The Company produces various commodities such as palm oil, rubber, cocoa, tea, etc.

CORPORATE COMMUNICATIONS
DEPARTMENT

FPC Exemption No. (82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

SUPPL

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

Filing made by Indofood Agri Resources Limited to the Singapore Stock Exchange, in relation to the announcement by PT Salim Ivomas Pratama on the revision to the Tender Offer Statement for the remaining shares in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk.

Dated this 23rd day of November, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Albert F. del Rosario
Edward K.Y. Chen*, *GBS, CBE, JP*
Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

** Independent Non-executive Directors*

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	MAK MEI YOOK
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	23-Nov-2007 12:39:14
Announcement No.	00035

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Revision to the Tender Offer Statement - Proposed Acquisition of a Majority Interest in PT Perusahaan Perkebunan London Sumatra Indonesia TBK
Description	Please see attached.
Attachments:	TOStmtAnnRev.pdf Total size = **283K** (2048K size limit recommended)

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IndoAgri

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

ANNOUNCEMENT

The Board of Directors of Indofood Agri Resources Ltd. (the "**Company**") refers to its announcement on 22 November 2007 in relation to the announcement by PT Salim Ivomas Pratama ("**PT SIMP**") of the Tender Offer Statement and wishes to announce that PT SIMP has today published a revision on Section V point 4 of the Tender Offer Statement. Please refer to the attached announcement by PT SIMP of the revision to the Tender Offer Statement.

By Order of the Board of the Company

Mark Julian Wakeford
Chief Executive Officer and Executive Director
23 November 2007

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

REVISION

:numerated hereunder are the REVISION on Section V point 4 of the Tender Offer Statement that ıas been announced by PT Salim Ivomas Pratama on Thursday, November 22, 2007, which hereafter shall read as follow :

\fter the completion of the purchase transaction by SIMP, the capital and shareholding structure of .SIP based on the shareholders list issued by PT Raya Saham Registra as the Share Registrar on lovember 20, 2007 are as follows:

Shareholders	Nominal Value Rp 500 per share		
	Shares	Rupiah	%
ıuthorized Capital	**1,600,000,000**	**800,000,000,000**	
ssued and Fully Paid-up Capital			
PT Salim Ivomas Pratama	769,438,500	384,719,250,000	56.39
Indofood Agri Resources Ltd.	109,521,000	54,760,500,000	8.03
Empire Energy Resources Pte. Ltd.	74,000,000	37,000,000,000	5.42
Public	411,613,293	205,806,646,500	30.16
otal Issued and Fully Paid-up Capital	**1,364,572,793**	**682,286,396,500**	**100.00**
Insubscribed shares	**235,427,207**	**117,713,603,500**	

Jakarta, November 23, 2007

PT SALIM IVOMAS PRATAMA

THE BOARD OF DIRECTORS

FPC Exemption No.
(82-836)

FIRST PACIFIC

FIRST PACIFIC COMPANY LIMITED

第一太平

(Incorporated with limited liability under the laws of Bermuda)
Website: http://www.firstpacco.com

(Stock Code: 00142)

OVERSEAS REGULATORY ANNOUNCEMENT

(This overseas regulatory announcement is issued pursuant to Rule 13.09(2) of the Rules Governing the Listing of Securities on The Stock Exchange of Hong Kong Limited.)

Please refer to the attached notices relating to:-

> **Filing made by Indofood Agri Resources Limited to the Singapore Stock Exchange, in relation to the Tender Offer Statement published by PT Salim Ivomas Pratama ("SIMP") for the remaining shares in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk., attached with the announcement by SIMP of the Tender Offer Statement.**

Dated this 22nd day of November, 2007

As at the date of this announcement, the board of directors of First Pacific Company Limited comprises the following directors:

Anthoni Salim, *Chairman*
Manuel V. Pangilinan, *Managing Director and CEO*
Edward A. Tortorici
Robert C. Nicholson
Ambassador Albert F. del Rosario
Professor Edward K.Y. Chen*, *GBS, CBE, JP*

Tedy Djuhar
Sutanto Djuhar
Ibrahim Risjad
Benny S. Santoso
Graham L. Pickles*
David W.C. Tang*, *OBE, Chevalier de L'Ordre des Arts et des Lettres*

* *Independent Non-executive Directors*

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Miscellaneous
* Asterisks denote mandatory information

Name of Announcer *	INDOFOOD AGRI RESOURCES LTD.
Company Registration No.	200106551G
Announcement submitted on behalf of	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted with respect to *	INDOFOOD AGRI RESOURCES LTD.
Announcement is submitted by *	MAK MEI YOOK
Designation *	COMPANY SECRETARY
Date & Time of Broadcast	22-Nov-2007 17:48:31
Announcement No.	00085

>> Announcement Details
The details of the announcement start here ...

Announcement Title *	Tender Offer Statement - Proposed Acquisition of a Majority Interest in PT Perusahaan Perkebunan London Sumatra Indonesia TBK
Description	Please see attached.
Attachments:	TOStmtAnn.pdf Total size = 625K (2048K size limit recommended)

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Ind◎Agri

INDOFOOD AGRI RESOURCES LTD.
(Incorporated in the Republic of Singapore)
(Company Registration No.: 200106551G)

ANNOUNCEMENT

Terms and references used in this announcement which have not been defined herein bear the same meaning as ascribed to them in the circular to shareholders of Indofood Agri Resources Ltd. (the "**Company**") dated 2 October 2007 and the announcement by the Company dated 2 November 2007.

The Board of Directors of the Company refers to its announcement on 2 November 2007 in relation to the Tender Offer Plan. It is pleased to announce that PT SIMP has today published the tender offer statement (the "**Tender Offer Statement**") on the tender offer for the remaining Lonsum Shares (amounting to approximately 35.6% of the Enlarged Capital) at a price of Rp6,900 per Lonsum Share as determined based on Item 8.(c) of BAPEPAM- LK Rule No. IX.H.1. Please refer to the attached announcement by PT SIMP of the Tender Offer Statement.

By Order of the Board of the Company

Mark Julian Wakeford
Chief Executive Officer and Executive Director
22 November 2007

CIMB-GK Securities Pte. Ltd. was the financial adviser to the Company in relation to the acquisition of the entire issued share capital of Indofood Oil & Fats Pte. Ltd.. It assumes no responsibility for the contents of this announcement.

TENDER OFFER STATEMENT

PT SALIM IVOMAS PRATAMA HAS DISCLOSED ALL MATERIAL INFORMATION REQUIRED TO BE KNOWN BY THE PUBLIC FOR THE PURPOSE OF THIS TENDER OFFER AND THERE ARE NO MATERIAL FACTS WHICH HAVE NOT BEEN DISCLOSED OR WHICH HAVE BEEN OMITTED RESULTING IN THE INFORMATION DISCLOSED IN THIS TENDER OFFER STATEMENT BECOMING INCORRECT OR MISLEADING

PT SALIM IVOMAS PRATAMA

Domiciled in Jakarta, Indonesia

Principal Business:

Oil palm plantations including its processing mills, which are integrated with the processing and marketing of cooking oil, margarine and shortenings, as well as the processing of coconut oil and its derivative roducts

Principal Office:

Sudirman Plaza – Indofood Tower 11th Floor
Jalan Jenderal Sudirman Kav. 76-78
Jakarta 12910 – Indonesia
Phone: (62-21) 5795 8822
Facsimile: (62-21) 5793 7504

TENDER OFFER FOR:

UP TO 485,613,293 (FOUR HUNDRED EIGHTY FIVE MILLION AND SIX HUNDRED THIRTEEN THOUSAND AND TWO HUNDRED NINETY THREE) ORDINARY SHARES OWNED BY PUBLIC SHAREHOLDERS WITH THE MAXIMUM TENDER OFFER TRANSACTION VALUE IS APPROXIMATELY RP 3.4 TRILLION OR RP 6,900 PER SHARE IN :

PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA TBK

Principal Business

Breeding, planting, milling and selling of oil palm products, rubber, cocoa and tea.

Principal Office:
World Trade Center 15th Floor
Jalan Jenderal Sudirman Kav. 29-31
Jakarta 12920 – Indonesia
Phone: (62-21) 5206610
Facsimile: (62-21) 5206639
www.londonsumatra.com

THE BOARD OF COMMISSIONERS AND BOARD OF DIRECTORS OF PT SALIM IVOMAS PRATAMA IS FULLY RESPONSIBLE FOR THE ACCURACY OF ALL INFORMATION CONTAINED IN THIS TENDER OFFER STATEMENT

PT SALIM IVOMAS PRATAMA

Domiciled in Jakarta, Indonesia

Principal Business:
Oil palm plantations including its processing mills, which are integrated with the processing and marketing of cooking oil, margarine and shortenings, as well as the processing of coconut oil and its derivative products

Principal Office:
Sudirman Plaza – Indofood Tower 11th Floor
Jalan Jenderal Sudirman Kav. 76-78
Jakarta 12910 – Indonesia
Phone: (62-21) 5795 8822
Facsimile: (62-21) 5793 7504

I. TENDER OFFER TRANSACTION

PT Salim Ivomas Pratama ("**SIMP**") is a limited liability company incorporated under the laws of the Republic of Indonesia and having its registered address at Sudirman Plaza – Indofood Tower 11th Floor, Jalan Jenderal Sudirman Kav. 76-78, Jakarta 12910 - Indonesia.

On 25 May 2007 ("**Announcement Date of Proposed Transaction**"), SIMP entered into a Shares and Mandatory Convertible Note Purchase Agreement and its amendments ("**Conditional Agreement**") with First Durango Singapore Pte. Ltd, domiciled in Singapore ("**First Durango**") and Ashmore Funds, as certain Iinvestment funds owned by a certain parties, managed by Ashmore Investment Management Limited, domiciled in the United Kingdom, which that have directly or indirectly, appointed Ashmore Investment Management Limtied as their investment manager ("**Ashmore Funds**") (First Durango together with Ashmore Funds "**Vendors**") to purchase: (i) an aggregate of 500,095,000 shares of PT Perusahaan Perkebunan London Sumatra Indonesia Tbk., ("**LSIP**") owned by First Durango and Ashmore Funds (ii) USD 47,000,000 Mandatory Convertible Notes owned by Ashmore Funds issued by LSIP, which are convertible into an aggregate of 269,343,500 LSIP Shares ("**MCN**"), representing approximately 56.4% of the total issued shares of LSIP after conversion of all the MCN ("**LSIP Enlarged Capital**") for an aggregate consideration of Rp 6,500 per LSIP share or approximately Rp 5.0 trillion.

On 31 October 2007, the purchase transaction by SIMP has been fully completed and SIMP has converted all the MCN into 269,343,500 (two hundred sixty nine million three hundred forty three thousand and five hundred) new shares of LSIP than SIMP owns an aggregate of 769,438,500 (seven-hundred sixty-nine million four-hundred thirty-eight thousand and five hundred) shares of LSIP, representing approximately 56.4 % of LSIP Enlarged Capital.

SIMP hereby makes a tender offer ("**Tender Offer Transaction**") for all the remaining shares owned by the public shareholders of LSIP of an aggregate of 485,613,293 (four hundred and eighty-five million six hundred and thirteen thousand two hundred and ninety-three) shares of LSIP representing approximately 35.6% of LSIP Enlarged Capital in accordance with the Indonesian Capital Markets and Financial Institutions Supervisory Agency ("**Bapepam-LK**") Regulation No. IX.F.1 regarding Tender Offers, Attachment to the Decree of the Chairman of Bapepam-LK No. Kep-04/PM/2002 dated 3 April 2002 ("**Bapepam Regulation No. IX.F.1**") and Bapepam-LK Regulation No. IX.H.1 regarding Public Company Takeover, Attachment to the Decree of the Chairman of Bapepam-LK No. Kep-05/PM/2002 dated 3 April 2002 ("**Bapepam Regulation No. IX.H.1**").

In connection with the Tender Offer Transaction, SIMP has announced a Tender Offer Plan in 2 (two) daily newspapers in Indonesian language namely, *Bisnis Indonesia* and *Kompas* and 1 (one) daily newspaper in English language, namely The Jakarta Post on 2 November 2007 (**"Announcement Date of Tender Offer Plan"**). SIMP has submitted this Tender Offer Statement to Bapepam-LK on 5 November 2007 in order to obtain the effective statement in accordance with Bapepam Regulation No. IX.F.1 and Bapepam-LK Regulation No. IX.F.2, regarding Guidelines on the Form and Substance of Tender Offer Statement, Attachment to the Decree of the Chairman of Bapepam-LK No. Kep-85/PM/1996 dated 24 January 1996. On 5 November 2007, the Tender Offer Statement was also submitted to the Jakarta Stock Exchange, Surabaya Stock Exchange and LSIP.

By virtue of the Letter of the Chairman of Bapepam-LK No. S-5851/BL/2007 dated 20 November 2007, this Tender Offer Statement has been declared effective by the Chairman of Bapepam-LK.

II. TERMS AND CONDITIONS OF THE TENDER OFFER TRANSACTION

Through the Tender Offer Transaction, SIMP shall purchase up to 485,613,293 (four hundred eighty-five million six hundred thirteen thousand and two hundred ninety three) of the remaining shares owned by the public shareholders of LSIP in accordance with Bapepam Regulation No. IX.H.1 point 2., representing approximately 35.6% of LSIP Enlarged Capital.

The terms and conditions of the Tender Offer Transaction are as follows:

1. In accordance with the provision of point 2 of Bapepam Regulation No. IX.H.1, SIMP as the new controlling shareholder of LSIP is required to make the Tender offer Transaction, except for :
    a. shares owned by a shareholder that has made a purchase transaction of LSIP with SIMP;
    b. shares owned by any other person that has previously received an offer from SIMP with similar terms and conditions;
    c. shares owned by any other person who, at the same time, also conducts a tender offer for LSIP shares; and
    d. shares owned by substantial shareholders or other controlling shareholders of LSIP.

    In accordance with the provision of point 2 of Bapepam Regulation No. IX.H.1 as mentioned above, the shares that must be purchased by SIMP are :

    (i) the LSIP shares in scrip form that was obtained prior to the Announcement Date of Tender Offer Plan; or
    (ii) the LSIP shares in scripless form which are registered in the register of account holders of LSIP 1 (one) day prior to the Announcement Date of Tender Offer Plan.

2. The tender offer price is Rp 6,900 (six thousand and nine hundred Rupiah) per share (**"Tender Offer Price"**). This price is:
    - higher than the purchase price paid to the Vendors by SIMP; and
    - the highest trading price of LSIP shares within the last 90 (ninety) days on the Jakarta Stock Exchange before the Announcement Date of Proposed Transaction. There was no trading of LSIP shares on the regular board of the Surabaya Stock Exchange during the above period.

3. The tender offer period will be 14 (fourteen) days, starting on 22 November 2007 and ending on 5 December 2007 (**"Tender Offer Period"**).

4. All public shareholders who want to sell their LSIP shares under this Tender Offer Transaction are required to carefully read and fulfil the conditions stated in this Tender Offer Statement and the Tender Offer Form (**"TOF"**).

5. The transfer of LSIP shares under this Tender Offer Transaction will be conducted through the Jakarta Stock Exchange.

6. The payment of the Tender Offer Price will be made in Rupiah currency and paid on 14 December 2007 (**"Payment Date"**).

7. SIMP hereby declares that it has sufficient funds to finance the Tender Offer Transaction as stated in its letter dated 1 November 2007. Such statement was confirmed by the letter from PT Kim Eng Securities dated 1 November 2007.

8. With the approval of Bapepam-LK, the Tender Offer Transaction may be cancelled by SIMP if the terms and conditions as mentioned above are not fulfilled.

III. PURPOSE OF THE TENDER OFFER TRANSACTION AND THE PLAN FOR THE TARGET COMPANY

The purpose of the Tender Offer Transaction is to fulfil Bapepam Regulation No. IX.H.1 whereby in connection with the completion of the purchase transaction of majority LSIP shares by SIMP, SIMP as a new controlling shareholder of LSIP is obliged to make the Tender Offer Transaction in accordance with Bapepam Regulation No. IX.H.1.

Following the completion of the Tender Offer Transaction, SIMP plans to develop and grow LSIP's existing business and plans to undertake a comprehensive review of LSIP's operations to identify areas of synergies and to enhance LSIP's business strategy. SIMP has plans to appoint its representative to the Board of Directors and Board of Commisioners of LSIP and will use its best efforts to ensure that the change of control in LSIP will not materially affect any employee or employment opportunities in LSIP to the extent required by the prevailing manpower regulations. SIMP has no plans to change the status of LSIP as a public company and a listed company.

IV. INFORMATION ON THE OFFEROR

1. General

SIMP was incorporated pursuant to the laws of the Republic of Indonesia based on Deed No. 65 dated 12 August 1992 made before Maria Andriani Kidarsa, S.H., Notary in Jakarta. The said Deed was approved by the Minister of Justice of Republic of Indonesia, by virtue of its Decree No. C2-9737.HT.01.01.TH.93 dated 27 September 1993, registered in the District Court of South Jakarta on 18 October 1993 under Registry No. 977/A/PT/HkM/1993/PN.JakSel, and published in State Gazzete of Republic of Indonesia No. 101/5933 dated 17 December 1993.

The Articles of Association of SIMP have been amended several times, the latest amendment based on Deed No. 28 dated 8 January 2007 and Deed No. 46 dated 12 January 2007, both made before Herdimansyah Chaidirsyah, S.H., Notary in Jakarta, which have been approved by the Minister of Law and Human Rights of Republic of Indonesia, by virtue of its Decree No. W7-00678 HT.01.04-TH.2007 dated 18 January 2007, and registered at Company Registry Office under Registry No. 630/RUB.09.03/VII/2007 dated 31 July 2007, and published in State Gazzete of Republic of Indonesia No. 66/8401 dated 16 August 2007.

2. Business Activities

SIMP is engaged in the business of oil palm plantations including its processing mills, which are integrated with the processing and marketing of cooking oil, margarine and shortenings, as well as the processing of coconut oil and its derivative products.

3. Capital and Shareholding Structure

Based on Deed No. 28 dated 8 January 2007, made before Herdimansyah Chaidirsyah, S.H., Notary in Jakarta, the capital and shareholding structures of SIMP are as follows:

Shareholders	Nominal Value Rp 1,000,000 per share		
	Shares	Rupiah	%
Authorized capital	3,000,000	3,000,000,000,000	
Issued and Fully Paid-up Capital:			
- Indofood Oil & Fats Pte Ltd	2,277,549	2,277,549,000,000	90.00
- PT Indofood Sukses Makmur Tbk	202,437	202,437,000,000	8.00
- PT Mandiri Investama Sejati	32,708	32,708,000,000	1.29
- PT Bina Makna Indopratama	9,739	9,739,000,000	0.39
- PT Multi Langgeng Nusantara	8,177	8,177,000,000	0.32
Total Issued and Fully Paid-Up Capital	2,530,610	2,530,610,000,000	100.00
Unsubscribed Shares	469,390	469,390,000,000	

4. Board of Commissioners and Board of Directors

Based on Deed No. 1044 dated 10 September 2007, made before Herdimansyah Chaidirsyah, S.H., Notary in Jakarta, which was reported to the Ministry of Law and Human Rights of Republic of Indonesia, as evidence by receipt from the Ministry of Law and Human Rights No. C-UM.HT.01.10-2140 dated 5 November 2007, the composition of the Board of Commissioners and Board of Directors of SIMP are as follows:

Board of Commissioners

President Commissioner	: Cesar Manikan dela Cruz
Commissioner	: Tjhie Tje Fie
Commissioner	: Axton Salim

Board of Directors

President Director	: Mark Julian Wakeford
Vice President Director	: Moleonoto
Director	: Gunadi
Director	: Wilihar Tamba
Director	: Suaimi Suriady
Director	: Darjono Koesoemaningrat
Director	: Tan Agustinus Dermawan

5. Brief Information on the Shareholder

The 90% shares of SIMP are indirectly owned by Indofood Agri Resources Ltd., ("**IndoAgri**"), a public company which shares are listed on the main board of the Singapore Exchange Securities Trading Limited (Singapore Exchange), while the 57,81% shares of IndoAgri are indirectly owned by PT Indofood Sukses Makmur Tbk ("**Indofood**") which shares are listed on the Jakarta Stock Exchange and Surabaya Stock Exchange. The Indofood's effective ownership (directly or indirectly) in SIMP is 60,41% of the total issued shares of SIMP. Indofood is one of the largest processed food producers in Indonesia and have dominant market shares for its main products in Indonesia, among others instant noodle, flour, cooking oil, margarine and shortenings.

6. Other Information

Based on the Statements of the Board of Directors of SIMP,

a) Up to the date of this Tender Offer Statement :
   (i) SIMP has never been declared bankrupt;
   (ii) the Board of Directors and Board of Commisioners of SIMP have never been declared responsible for causing a company to be declared bankrupt;
   (iii) SIMP has never been convicted of criminal acts in the financial sector; or
   (iv) SIMP has never been ordered by any court order or other competent institution to cease its business activities relating to the securities;
b) For the last 3 (three) years, SIMP and its affiliates do not have any management relationship, agency relationship, contract and material transaction (including sale and purchase contract) with LSIP or its affiliates, except that Eddy Kusnadi Sariaatmadja is the President Director of LSIP and a shareholder of IndoAgri.
c) There are no parties who have been given compensation by SIMP to make a defense or recommendation with regards to this Tender Offer Transaction.
d) There is no legal suit with regard to this Tender Offer Transaction.

Save for the effectiveness of this Tender Offer Statement declared by Bapepam-LK, there is no other license, approval or consent, required by any governmental authorities of the Republic of Indonesia for SIMP to conduct this Tender Offer Transaction.

V. INFORMATION ON THE TARGET COMPANY

1. General

LSIP was established based on Deed No. 93 dated 18 December 1962, as amended by Deed No. 20 dated 9 September 1963, both made before Raden Kadiman, S.H., at that time Notary in Jakarta; which was approved by the Minister of Justice of Republic of Indonesia by virtue of its Decree No. J.A5/121/20 dated 14 September 1963; registered at District Court of Medan under Registry No. 171/1963 dated 19 October 1963 and published in State Gazette of Republic of Indonesia No. 81/531 dated 8 October 1963, as revised by virtue of State Gazette of Republic of Indonesia No. 105/531a dated 31 December 1963.

The most recent amendment was in relation to the increase of the issued and paid-up capital of LSIP without Pre-emptive Rights based on Bapepam-LK Regulation No. IX.D.4 regarding Capital Increases Without Pre-emptive Rights, Attachment to the Decree of the Chairman of Bapepam-LK No. Kep-44/PM/1998 dated 14 August 1998 and the Government Regulation No. 15 dated 25 February 1999 regarding Debt to Equity Swap, by Deed No. 13 dated 1 December 2004, made before Dr. Irawan Soerodjo, S.H., Msi., Notary in Jakarta. The said amendment was reported to the Ministry of Law and Human Rights of Republic of Indonesia as evidence by receipt from the Ministry of Law and Human Rights No. C-29841 HT.01.04.TH.2004, dated 9 December 2004; registered at the Company Registry Office of South Jakarta under Registry No. 297/RUB 09.03/III/2005, dated 28 March 2005 and published in State Gazette of Republic of Indonesia No. 32/331 dated 21 April 2005.

2. Business Activities

LSIP is primarily engaged in the business of oil palm breeding, plantations, processing and trading of palm oil products. LSIP and its 80% owned subsidiary, namely PT Multi Agro Kencana Prima is also engaged in other plantation products such as rubber, cocoa, coconut and tea. LSIP operates plantation estates in Indonesia located in North Sumatera (Asahan, Deli Serdang, Langkat, Labuhan Batu, Simalungun), South Sumatera (Musi Rawas, Musi Banyuasin, Lahat, Ogan Komering Ilir), East Kalimantan (Kutai Barat), South Sulawesi (Bulukumba), North Sulawesi (Minahasa), West Java (Bandung) and East Java (Banyuwangi).

In addition, LSIP has a wholly-owned subsidiary incorporated in Singapore, namely, Lonsum Singapore Pte. Ltd. ("**LSPL**") and LSPL has a wholly-owned subsidiary, namely Sumatra Investment Corporation Pte. Ltd. ("**SICP**"). The main business of LSPL and SICP are those of the trading and marketing of LSIP's plantation products.

LSIP is domiciled in Jakarta, with operational branch offices in Medan, Palembang, Makassar, Surabaya and Samarinda.

3. Plantations, Processing Facilities and other Production Facilities

(a) Plantations

As at 30 April 2007, LSIP owns plantations with total area (excluding plasma area) of approximately 166,416 hectares, of which approximately 86,379 hectares are planted. The total area of oil palm plantations is approximately 74.3% of the total planted area operated by LSIP, of which approximately 50,258 hectares are mature plantations and approximately 13,910 hectares are immature plantations.

In addition to the development of its own plantations, LSIP develops plasma plantations owned by plasma farmers, in line with the *"inti plasma"* plantation cooperation scheme, in South Sumatera and South Sulawesi.

As at 30 April 2007, the total area of plasma plantations is approximately 36,253 hectares, of which approximately 35,778 hectares have been handed over to the plasma farmers. Generally, management of plasma plantations will be handed over to the plasma farmers when the plantations become mature.

(b) Processing Facilities

LSIP has 10 (ten) palm oil mills with annual processing capacity of approximately 1.5 million tonnes of fresh fruit bunches of oil palm per annum. The palm oil mills are located in North Sumatera and South Sumatera. Besides that, LSIP and its subsidiaries also own 5 (five) dry rubber factories with total annual capacity of approximately 25,000 tonnes for crumb dry rubber and approximately 7,000 tonnes for sheet rubber.

(c) Bah Lias Research Station

LSIP has advanced research centres in Indonesia, namely the Bah Lias Research Station ("**BLRS**"), dedicated to the development and advancement of oil palm seeds, rubber and cocoa. BLRS was founded over a quarter of a century ago in North Sumatera, evolving into comprehensive research facilities encompassing specialized laboratories for the analysis of soil, plant tissue, oil palm and latex; has a tissue culture laboratory, a pathology laboratory and insectaries. BLRS also has 2 (two) further research facilities in South Sumatera and East Kalimantan to support the large-scale development projects undertaken by LSIP and its subsidiaries on its oil palm and rubber estates in those regions.

4. Capital and Shareholding Structure

Before the completion of the purchase transaction by SIMP, the capital and shareholding structure of LSIP based on the shareholders list issued by PT Raya Saham Resgistra as the Share Registrar on 31 August 2007 are as follows:

Shareholders	Nominal Value Rp 500 per share		
	Shares	Rupiah	%
Authorized Capital	**1,600,000,000**	**800,000,000,000**	
Issued and Fully Paid-up Capital :			
First Durango Singapore Pte. Ltd.	379,353,073	189,676,536,500	34.64
Credit Suisse Singapore S/A First Durango Singapore Pte. Ltd.	169,367,927	84,683,963,500	15.46
PT Pan London Sumatra Plantation	97,105,793	48,552,896,500	8.87
Empire Energy Resources Pte. Ltd.	74,000,000	37,000,000,000	6.76
The Northern Trust Company S/A Northern Trust Guernsey	60,895,000	30,447,500,000	5.56
Public	314,507,500	157,253,750,000	28.71
Total Issued and Fully Paid-up Capital	**1,095,229,293**	**547,614,646,500**	**100.00**
Unsubscribed shares	**504,770,707**	**252,385,353,500**	

After the completion of the purchase transaction by SIMP, the capital and shareholding structure of LSIP based on the shareholders list issued by PT Raya Saham Registra as the Share Registrar on 31 October2007 are as follows:

Shareholders	Nominal Value Rp 500 per share		
	Shares	**Rupiah**	**%**
Authorized Capital	**1,600,000,000**	**800,000,000,000**	
Issued and Fully Paid-up Capital :			
PT Salim Ivomas Pratama	769,438,500	384,719,250,000	56,39
Indofood Agri Resources Ltd.	109,521,000	54,760,500,000	8,03
PT Pan London Sumatra Plantation	97,105,793	48,552,896,500	7,12
Empire Energy Resources Pte. Ltd.	74,000,000	37,000,000,000	5,42
Public	314,507,500	157,253,750,000	23,04
Total Issued and Fully Paid-up Capital	**1,364,572,793**	**682,286,396,500**	**100.00**
Unsubscribed shares	**235,427,207**	**117,713,603,500**	

5. Board of Commissioners and Board of Directors

Based on Deed No. 317 dated 29 May 2007 made before Dr. Irawan Soerodjo, S.H., Notary in Jakarta, the composition of the Board of Commissioners and Board of Directors of LSIP are as follows:

Board of Commissioners

President Commissioner	:	Susanto Suwarto
Vice President Commissioner	:	Fofo Sariaatmadja
Commissioner	:	Mark Howard Carnegie
Independent Commissioner	:	Rachmat Soebiapradja
Independent Commissioner	:	Tengku Alwin Aziz

Board of Directors

President Director	:	Eddy Kusnadi Sariaatmadja
Director	:	Jay Geoffrey Wacher
Director	:	Bryan John Dyer
Director	:	Joefly Joesoef Bahroeny
Director	:	Arsyad Lahabu
Director	:	Zafril Ansgar Hamzah

6. Historical Share Price of LSIP

The following table presents the historical share price of LSIP on the Jakarta Stock Exchange during each quarterly period in the last 2 (two) years.

No	Period	Lowest Price (Rp)	Highest Price (Rp)
1.	1 October 2005 – 31 December 2005	2,400	3,275
2.	1 January 2006 – 31 March 2006	2,700	4,100
3.	1 April 2006 – 30 June 2006	3,175	4,450
4.	1 July 2006 – 30 September 2006	3,475	5,000
5.	1 October 2006 – 31 December 2006	4,325	6,650

No	Period	Lowest Price (Rp)	Highest Price (Rp)
6.	1 January 2007 – 31 March 2007	5,150	6,700
7.	1 April 2007 – 30 June 2007	6,050	6,900
8.	1 July 2007 – 30 September 2007	5,850	6,950

Source: Letter of Jakarta Stock Exchange No:S-1078/BEJ.RDP/10-2007 dated 10 October 2007

Based on the letter of Surabaya Stock Exchange No. JKT-092/ETDR/BES/X/2007 dated 10 Oktober 2007 addressed to PT Kim Eng Securities, there was no trading of LSIP shares on the regular board of the Surabaya Stock Exchange in the last 2 (two) years.

7. Condensed Consolidated Financial Data

The following table presents the condensed consolidated financial data of LSIP and its subsidiaries for the 4 (four) months period ended 30 April 2007 and the years ended 31 December 2006 and 2005, as derived respectively from the consolidated financial statements of LSIP and its subsidiaries for the same periods, which have been prepared in accordance with the *Pernyataan Standar Akuntansi Keuangan* (PSAK) or Statements of Financial Accounting Standards, issued by the Indonesian Institute of Accountants and audited by KAP Haryanto Sahari & Rekan (a member firm of PricewaterhouseCoopers), with unqualified opinion.

CONDENSED CONSOLIDATED BALANCE SHEETS

(in million Rupiah)

Description	As of 30 April 2007	As of 31 December	
		2006	2005
Assets			
Current	569,713	539,735	397,512
Non current	2,619,688	2,445,477	2,204,661
Total Assets	**3,189,401**	**2,985,212**	**2,602,173**
Liabilities and Equity			
Liabilities			
Current	1,025,524	933,192	784,121
Non current	749,303	706,120	693,115
Total Liabilities	**1,774,827**	**1,639,312**	**1,477,236**
Equity	1,414,574	1,345,900	1,124,937
Total Liabilities & Equity	**3,189,401**	**2,985,212**	**2,602,173**

CONDENSED CONSOLIDATED INCOME STATEMENTS

(in million Rupiah)

Description	30 April 2007 (4 months)	31 December (12 months)	
		2006	2005
Net Sales	728,263	2,148,413	1,832,860
Gross Profit	216,808	552,328	532,035
Income from Operations	186,577	454,648	445,075
Net Income	**68,674**	**303,105**	**355,724**

VI. APPLICATION CONDITIONS FOR TENDER OFFER TRANSACTION

1. Eligible Applicant

The LSIP shareholders who are eligible to participate in the Tender Offer Transaction ("**Applicants**") are:

(i) the holders or owners of LSIP shares in scrip form that was obtained prior to the Announcement Date of Tender Offer Plan; and/or

(ii) the holders or owners of LSIP shares in scripless form who are registered in the register of account holders of LSIP on 1 November 2007.

In order to participate in the Tender Offer Transaction, holders of LSIP shares in scrip form must open a securities account at a securities company/custodian bank which is a securities account holder at PT Kustodian Sentral Efek Indonesia ("**KSEI**") and convert their LSIP shares into scripless form.

The application for the conversion of the LSIP shares into scripless form must be submitted to the Share Registrar, namely PT Raya Saham Registra ("**RSR**") at the latest 5 (five) working days prior to the end of the Tender Offer Period. All expenses incurred in connection with the conversion of the scrip shares into scripless shares shall be borne entirely by the shareholder concerned.

2. Tender Offer Form ("TOF")

Applicants must complete a TOF to participate in the Tender Offer Transaction pursuant to the terms of the TOF and this Tender Offer Statement.

The TOF are available to the Applicants at RSR at the following address:

PT RAYA SAHAM REGISTRA
2nd Floor, Gedung Plaza Sentral
Jalan Jenderal Sudirman Kav. 47
Jakarta 12930, Indonesia
Phone: (62-21) 252 5666
Facsimile: (62-21) 252 5028

The application for the Tender Offer Transaction can be made by completing the TOF which provided by RSR. Any TOF which is not completed in accordance with the terms of this Tender Offer Statement will be automatically cancelled and will not be considered.

3. Submission of the Tender Offer Application

Before the close of the Tender Offer Period, the Applicants shall submit the TOF in 5 (five) copies duly completed and signed by the Applicants to RSR, during the following office hours on Mondays to Fridays from 09.00 – 15.00 West Indonesian Time. The TOF must be submitted by the Applicants or its proxy with the following supporting documents ("**Supporting Documents**"):

a. Photocopy of Applicants' identification document ;
   (i) Identity Card or Driving Licence for Indonesian citizens;
   (ii) Passport / Temporary Staying Permit (KITAS) for foreigners;
   (iii) Articles of Association and its latest amendments and Tax Identification Number (NPWP) for Indonesian corporation/legal entity; or
   (iv) Memorandum and Articles of Association or such similar documents for foreign corporation/legal entity;

b. An original copy of the power of attorney from the Applicants to its proxy (if the party signing the TOF is the proxy of the Applicants) duly signed and in the form acceptable to RSR.

c. The evidence of share ownership issued by securities company/custodian bank which holds the Applicants' shares.

4. Tender Offer Period

The Tender Offer Period will start on 22 November 2007 at 09.00 West Indonesian Time and close on 5 December 2007 at 15.00 West Indonesian Time.

5. Receipt

Upon submission of the TOF and Supporting Documents to RSR, the Applicants shall receive a receipt of the Applicants' participation in the Tender Offer Transaction, i.e., the fourth and the fifth copies of the TOF bearing the date and signature of the authorized person of RSR and the official stamp of RSR ("**Receipt**").

Applicants should submit 1 (one) copy of the Receipt to the securities company/custodian bank of the Applicants as evidence of its participation in the Tender Offer Transaction. The securities company/custodian bank of the Applicants should instruct KSEI to transfer the relevant shares held by the securities company/custodian bank in the name of the Applicants into the Temporary Escrow Account of KSEI, i.e., KSEI 1-1092-001-96 ("**Temporary Escrow Account**") by giving a Securities Transfer Instruction (SECTRS) through C-BEST.

If the securities company/custodian bank of the Applicants does not give the instruction to KSEI to transfer the relevant shares into the Temporary Escrow Account by the end of Tender Offer Period, the application for the Tender Offer Transaction by the relevant Applicants shall be automatically cancelled.

Shares which have been transferred into the Temporary Escrow Account may not be transferred out until the Tender Offer Period ends, except in the event of cancellation by the securities company/custodian bank on behalf of the Applicants pursuant to the provision stated in point 6 below.

6. Cancellation of Application

Prior to the end of the Tender Offer Period, the Applicants may, through its securities company/custodian bank, cancel its participation in the Tender Offer Transaction for all or part of its shares in the Temporary Escrow Account by giving written notice of the cancellation to PT Kim Eng Securities with a copy to KSEI. The written notice of cancellation must be submitted at the latest 3 (three) working days prior to the end of the Tender Offer Period. Upon receiving

such notice and with confirmation from PT Kim Eng Securities, KSEI will transfer the relevant shares from the Temporary Escrow Account into the account of relevant securities company/custodian bank of the Applicants.

7. Verification

Immediately after the end of Tender Offer Period, KSEI will provide PT Kim Eng Securities with a list of Applicants/account holders that have transferred their shares into the Temporary Escrow Account in order to participate in the Tender Offer Transaction for further verification by PT Kim Eng Securities and RSR with respect to the legality of the share ownership of the relevant Applicants in accordance with the terms and conditions of this Tender Offer Statement. Prior to the Payment Date, PT Kim Eng Securities will provide a confirmation to KSEI of the approved Applicants. The confirmation by PT Kim Eng Securities shall be final and binding on all Applicants.

8. Payment

On the Payment Date, KSEI will transfer the shares of the approved Applicants from the Temporary Escrow Account into the account of PT Kim Eng Securities in the name of SIMP.

On the Payment Date, payment of the Tender Offer Price to the approved Applicants will be made through KSEI. KSEI will make the transfer of funds through C-BEST by way of book entry to the account(s) of the relevant securities company/custodian bank in the name of the respective approved Applicants. The payment will be made in Rupiah after deduction of the applicable commission, stock exchange transaction fee and tax payable by the Applicants pursuant to the applicable laws and regulations. Such commission, stock exchange transaction fee and tax, which in aggregate amount to 0.35% (for non-founder shareholders) or 0.85% (for founder shareholders) of the Tender Offer Price, shall be borne by the Applicants.

9. Cancellation of the Tender Offer Transaction

The Tender Offer Transaction cannot be cancelled after the Announcement Date of Tender Offer Plan except with the approval from Bapepam-LK. In case of any cancellation, KSEI, upon receiving the written notice from PT Kim Eng Securities regarding the cancellation, will transfer the shares from the Temporary Escrow Account into the account of relevant securities company/custodian bank of the Applicants.

VII. PARTIES INVOLVED IN THE TENDER OFFER TRANSACTION

1. **Designated Securities Company**
   PT Kim Eng Securities
   8th Floor, Deutsche Bank Building
   Jalan Imam Bonjol No. 80
   Jakarta 10310
   Phone: (62-21) 3983 1360
   Facsimile: (62-21) 3983 1361

   The main tasks of PT Kim Eng Securities in this Tender Offer Transaction are to assist in the administrative process in connection with the implementation and completion of the Tender Offer Transaction, including (i) verification of shares in scripless form with the assistance of RSR and providing confirmation to KSEI of the approved Applicants (ii) on behalf of SIMP, accepting the transfer of shares tendered under the Tender Offer Transaction from KSEI (iii) on behalf of SIMP, making payment to KSEI for shares in scripless form.

2. **Custodian**
   PT Kustodian Sentral Efek Indonesia
   5th Floor, Jakarta Stock Exchange Building Tower 1
   Jalan Jenderal Sudirman Kav. 52-53
   Jakarta 12190
   Phone: (62-21) 250 5125
   Facsimile: (62-21) 250 5392

   The main tasks of KSEI are: (i) to receive the transfer of shares into the Temporary Escrow Account (ii) to produce a list of Applicants/account holders that have transferred their shares to the Temporary Escrow Account (iii) to transfer shares through C-BEST by way of book entry from the Temporary Escrow Account into SIMP's account with PT Kim Eng Securities and (iv) to make payment by transferring funds through C-BEST by way of book entry to each of the accounts of the securities company/custodian bank in the name of the respective approved Applicants.

3. **Share Registrar**
   PT Raya Saham Registra
   2nd Floor, Gedung Plaza Sentral
   Jalan Jenderal Sudirman Kav. 47
   Jakarta 12930, Indonesia
   Phone: (62-21) 252 5666
   Facsimile: (62-21) 252 5028

   The main task of the RSRis to carry out the administrative work in connection with the Tender Offer Transaction, including (i) distributing and providing the TOF to Applicants and receiving the completed TOF; (ii) verifying the TOF submitted by the Applicants or their proxies; (iii) verifying the ownership of the shares, Collective Shares Certificate and the completeness of the Supporting Documents; and (iv) carrying out the conversion of shares in scrip form into scripless form.

4. **Legal Counsel**
Ali Budiardjo, Nugroho, Reksodiputro
23rd – 24th Floor, Graha Niaga
Jalan Jenderal Sudirman Kav. 58
Jakarta 12190
Phone : (62-21) 250 5125; 250 5136
Facsimile: (62-21) 250 5001; 250 5121

The main task of the Legal Counsel in connection with the Tender Offer Transaction is to provide legal advice and to ensure that the Tender Offer Transaction has complied with the prevailing Capital Market regulations.

Jakarta, November 22, 2007
PT SALIM IVOMAS PRATAMA
The Board of Directors

Tanggal Efektif / *Effective Date* : 20 November 2007
Masa Penawaran Tender / *Tender Offer Period* : 22 November 2007 - 5 Desember 2007
Tanggal Pembayaran / *Payment Date* : 14 Desember 2007

Nomor / *Number* :
Tanggal Permohonan / *Application Date* :

FORMULIR PENAWARAN TENDER
TENDER OFFER FORM

PIHAK YANG MELAKUKAN PENAWARAN TENDER / THE OFFEROR

PT SALIM IVOMAS PRATAMA

BIDANG USAHA UTAMA: / *PRINCIPAL BUSINESS:*
Perkebunan kelapa sawit termasuk unit pengolahannya yang terintegrasi dengan pengolahan dan penjualan minyak goreng, margarin dan *shortenings*, serta industri pengolahan minyak kelapa dan produk turunannya
Oil palm plantations including its processing mills, which are integrated with the processing and marketing of cooking oil, margarine and shortenings, as well as the processing of coconut oil and its derivative products

PERUSAHAAN SASARAN / *TARGET COMPANY*

PT PERUSAHAAN PERKEBUNAN LONDON SUMATRA INDONESIA Tbk

BIDANG USAHA UTAMA: / *PRINCIPAL BUSINESS:*
Pembibitan, perkebunan, pengolahan dan pemasaran produk minyak kelapa sawit, karet, kakao, kelapa dan teh
Oil palm breeding, plantations, processing and trading of palm oil products, rubber, cocoa, coconut and tea

TRANSAKSI PENAWARAN TENDER / *TENDER OFFER TRANSACTION*

485.613.283 (empat ratus delapan puluh lima juta enam ratus tiga belas ribu dua ratus delapan puluh tiga) lembar saham yang dimiliki pemegang saham publik dengan Harga Penawaran Tender sebesar Rp 6.900 (enam ribu sembilan ratus Rupiah) per lembar saham
Kepada : PT SALIM IVOMAS PRATAMA
("Pihak Yang Melakukan Penawaran Tender")

Dengan ini saya / kami:
- mengajukan permohonan untuk menjual saham PT Perusahaan Perkebunan London Sumatra Indonesia Tbk., dan menerima syarat-syarat penawaran yang tercantum dalam Pernyataan Penawaran Tender dan Formulir Penawaran Tender ini;
- menginstruksikan perusahaan efek / bank kustodian yang mengadministrasikan saham saya / kami untuk memindahkan saham saya / kami sebesar tersebut di bawah ini ke Rekening Penampungan Sementara di PT Kustodian Sentral Efek Indonesia ("KSEI")

485,613,283 (four hundred eighty five million six hundred and thirteen thousand two hundred and ninety-three) shares owned by the public at the Tender Offer Price of Rp 6,900 (six thousand and nine hundred Rupiah) per share
To : PT SALIM IVOMAS PRATAMA
("The Offeror")

I / We hereby:
- *submit my / our application to sell the shares in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk., and accept the terms and conditions set out in the Tender Offer Statement and this Tender Offer Form;*
- *instruct the securities company / custodian bank that administers my / our shares to transfer my / our shares in the amount stated below to the Temporary Escrow Account at PT Kustodian Sentral Efek Indonesia ("KSEI")*

JUMLAH SAHAM YANG DITAWARKAN UNTUK DIJUAL / *NUMBER OF SHARES OFFERED TO BE SOLD*	NOMOR SUB REKENING DI KSEI / *KSEI SUB ACCOUNT NUMBER*

PERSYARATAN:
Dengan ini saya / kami menyatakan bahwa saya / kami:
(a) perorangan atau (b) Lembaga / Badan Hukum Indonesia / Asing yang memiliki saham PT Perusahaan Perkebunan London Sumatra Indonesia Tbk., sebagaimana diatur dalam Undang-Undang No. 8 Tahun 1995 tentang Pasar Modal dan Peraturan Badan Pengawas Pasar Modal dan Lembaga Keuangan ("Bapepam-LK") No. IX.F.1 Lampiran Keputusan Ketua Bapepam-LK No. Kep-04/PM/2002 tanggal 3 April 2002 tentang Penawaran Tender

TERMS:
I / We hereby declare that I am / we are:
(a) an individual or (b) an Indonesian / Foreign Institution / Legal Entity who owns shares in PT Perusahaan Perkebunan London Sumatra Indonesia Tbk., in accordance with Law No. 8 Year 1995 regarding the Capital Market and Regulation No. IX.F.1. Attachment to the Decree of the Chairman of Financial Institution and Capital Market Supervisory Agency ("Bapepam-LK") No. Kep-04/PM/2002 dated 3rd April 2002 regarding Tender Offers

PERNYATAAN PENERIMAAN / *STATEMENT OF ACCEPTANCE*

Dengan ini saya / kami menyatakan bahwa saya / kami:	*I / We hereby declare that I / we:*	Ya / *Yes*	Tidak / *No*
1. telah membaca, mengerti dan menerima semua syarat dan ketentuan yang tercantum dalam Pernyataan Penawaran Tender dan Formulir Penawaran Tender ini;	1. *have read, understood and accepted all the terms and conditions set forth in the Tender Offer Statement and this Tender Offer Form;*		
2. memahami dan menerima sepenuhnya syarat dan ketentuan yang berlaku mengenai penjualan saham saya / kami seperti yang tercantum dalam Pernyataan Penawaran Tender dan Formulir Penawaran Tender ini;	2. *understand and accept all the terms and conditions regarding the sale of my / our shares as stipulated in the Tender Offer Statement and this Tender Offer Form.*		
3. bersedia untuk menanggung dan mengganti rugi setiap dan segala akibat dan / atau kerugian yang mungkin timbul apabila pernyataan ini tidak benar dalam hal apapun.	3. *agree to be liable and to indemnify for any or all consequences and / or losses that may occur as a result of any false statements made herein.*		

CARA PEMBAYARAN / *METHOD OF PAYMENT*

Pembayaran kepada pemohon yang namanya tercantum dalam formulir ini akan dilakukan oleh KSEI dengan pembayaran dana melalui C-BEST dengan instruksi untuk melakukan Book Entry ke dalam rekening perusahaan efek / bank kustodian yang mengadministrasikan saham pemohon. /
Payment to the applicant whose name is stated in this form will be made by KSEI who will transfer the funds through C-BEST by giving instructions to perform a Book Entry to the account of the securities company / custodian bank that administers the applicant's shares.

PEMOHON (Agar ditulis dalam huruf cetak besar) / *APPLICANT (Please use capital letters)*

Nama lengkap / *Full Name* : ______
(maksimum 40 karakter termasuk symbol / *Maximum 40 characters including symbols*)
Status / *Status* : Perorangan / *Individual* — Badan Hukum / *legal Entity*
Kewarganegaraan / *Nationality* : WNI / *Indonesian* — WNA / *Foreign* - Negara / *Country* ______
Jenis Badan Hukum / *Type of Institution* : Reksa Dana / *Mutual Fund* — Manager Investasi / *Fund manager* — Lembaga Keuangan / *Financial Institution*
Dana Pensiun / *Pension Fund* — Yayasan / *Foundation* — Koperasi / *Cooperative*
Asuransi / *Insurance* — PT / *Limited Liability Company* — Lain-lain / *Others*
Asosiasi / *Association* — Bank / *Bank*
Alamat Lengkap / *Full Address* : ______
Nomor Telepon / *Telephone Number* : ______
Nomor KTP/Paspor / *Identity Card/Passport Number* : ______
Pejabat yang berwenang dari Lembaga/Badan Usaha/ *Authorized Officer of Institution / Legal Entity* : ______
Nama Lengkap / *Full Name* : ______
Jabatan / *Occupation* : ______
Nama Lengkap / *Full Name* : ______
Jabatan / *Occupation* : ______

UNTUK DIISI OLEH PEMOHON / *TO BE COMPLETED BY THE APPLICANT*	UNTUK DIISI OLEH PERUSAHAAN EFEK / BANK KUSTODIAN PEMOHON / *TO BE COMPLETED BY THE SECURITIES COMPANY / CUSTODIAN BANK OF THE APPLICANT*	UNTUK DIISI OLEH BIRO ADMINISTRASI EFEK / *TO BE COMPLETED BY THE SHARE REGISTRAR*
Tanggal Pemesanan / *Application Date* Tanda Tangan dan Cap / *Signature and Stamp*	Cap Perusahaan Efek / Bank Kustodian *Securities Company / Custodian Bank's Stamp*	Cap Biro Administrasi Efek / *Share Registrar's Stamp*

END